SOLARFUN APPOINTS GARETH KUNG AS CHIEF FINANCIAL OFFICER

SHANGHAI, China, November 25, 2009 --Solarfun Power Holdings Co., Ltd. (“Solarfun” or “the Company”) (NASDAQ:SOLF), a vertically integrated manufacturer of silicon ingots and photovoltaic (PV) cells and modules in China, today announced the appointment of Gareth Kung as Chief Financial Officer, effective December 1, 2009.

Mr. Kung joins Solarfun from Semiconductor Manufacturing International Corporation where he first worked as group treasurer and subsequently as group controller, primarily in charge of treasury and financing operations, financial reporting and planning, budget control, Sarbanes-Oxley compliance and PRC and international tax planning.  Prior to that, Mr. Kung served as an investment manager at AIG Investment Corporation in Hong Kong, where he was responsible for the origination, structuring and execution of private equity transactions in the Asia Pacific region.  From 1997 to 2000, Mr. Kung worked in the corporate banking and capital markets division of ABN Amro Bank N.V., where he executed debt financed transactions for corporations based in Hong Kong and China.  Mr. Kung worked at UOB Asia Limited from 1995 to 1997 and executed IPO and M&A transactions for Hong Kong-based corporations.  Between 1987 and 1993, Mr. Kung held positions as a senior internal auditor at the Royal Bank of Canada and senior auditor at Pricewaterhouse Coopers.

Mr. Kung earned his MBA from The University of Western Ontario and his bachelor degree in Accountancy from National University of Singapore.  He is a Certified Public Accountant in Hong Kong, Australia and Singapore as well as a Fellow of Association of Chartered Certified Accountants.   In addition, he is a Chartered Financial Analyst.

Peter Xie, President of Solarfun, commented, “We are excited to welcome Gareth to our management team.  Gareth’s extensive experience in dealing with the financial and operational aspects of both technology and Chinese companies makes him well qualified to join our management team.  Gareth will play a critical role in helping us achieve our growth objectives.  We would also like to thank Terry McCarthy for his important work in helping us through this transition period as interim CFO.  He will continue as a member of the Company’s board of directors.”

This report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (Registration No. 333-152005) filed on July 14, 2008.

About Solarfun

Solarfun Power Holdings Co., Ltd. manufactures ingots, PV cells and PV modules, and provides PV module processing services to convert PV cells into PV modules. Solarfun produces both monocrystalline and multicrystalline silicon cells and modules. Solarfun sells its products both through third-party distributors, OEM manufacturers and directly to system integrators. Solarfun was founded in 2004 and its products have been certified to meet TUV and UL safety and quality standards.
SOLF-G

For further information, please contact:

 Solarfun Power Holdings Co., Ltd.

Paul Combs
V.P. Strategic Planning
26F BM Tower
218 Wusong Road
Shanghai, 200080
P. R. China
Tel:  86-21-26022833 / Mobile:  86 138 1612 2768
E-mail: IR@solarfun-power.com

    Christensen

Kathy Li
Tel:  +1 480 614 3036
E-mail:  kli@ChristensenIR.com

Roger Hu
Tel:  852 2117 0861
E-mail:  rhu@ChristensenIR.com